B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2013
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

            This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 12, 2014 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks, uncertainties and assumptions. See “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties”.

            The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

            B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia, Colombia, and Burkina Faso and a portfolio of exploration assets in Namibia, Colombia, Burkina Faso, and Nicaragua. The Company currently operates the Libertad Mine and the Limon Mine in Nicaragua, and, commencing on January 16, 2013, the Masbate Mine in the Philippines (see “Acquisitions” section). The Company has a 90% interest in the Ojtikoto gold project in Namibia, currently under construction (see “Otjikoto Property – Namibia” section), an 81% interest in the Kiaka gold project in Burkina Faso (see “Acquisitions” section), a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint projects in Nicaragua with Radius Gold Inc. (“Radius”).

            On June 4, 2013, the Company announced that its common shares had been approved to list on the NYSE MKT LLC (“NYSE MKT”) and subsequently began trading under symbol “BTG” on June 6, 2013. The Company’s shares will continue to be listed on the Toronto Stock Exchange under symbol “BTO” and on the Namibian Stock Exchange under the symbol “B2G”. The Company withdrew its shares from listing on the OTCQX concurrent with listing its shares on the NYSE MKT.

            The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold, an increase of approximately 8% to 15% over 2013 attributable production. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. Consolidated cash operating costs are expected to be in the range of $667 to $695 per ounce (a similar range as in 2013). With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

            On January 16, 2013, the Company acquired CGA Mining Limited (“CGA”). Under the terms of the Scheme of Arrangement, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. The primary asset acquired was CGA’s Masbate Mine located in the Philippines. With the completion of the transaction, B2Gold became an intermediate gold producer, achieving geographic and operational diversity including the potential to add significant future cash flow towards the Company’s development projects.

            On January 10, 2013, the Company announced the commencement of construction at the Otjikoto project. Pre-development cost estimates of $244 million and deferred stripping estimates of $33 million remain in line with original pre-feasibility study estimates. In addition to these costs, the Company had planned to lease finance a total of $60 million for mobile mining equipment and power plant construction costs. However, as a result of Namibian regulations governing the securitization of certain assets, the Company now plans to lease only the mobile mining fleet for a total of $41 million. The balance of the power plant costs has been funded from the Company’s existing cash flows and credit facilities. Leasing arrangements for the mining fleet were concluded in the fourth quarter of 2013 and are expected to be fully drawn and utilized by mid-2015. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto project is scheduled. The Company expects to ramp up to full production in early 2015.

            Based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

            On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility (“Senior Credit Facility”) with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The Senior Credit Facility will be used to fund construction and development costs related to Otjikoto and for general corporate purposes. Subsequent to December 31, 2013, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility.

            On August 23, 2013, the Company issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million (see “Liquidity and Capital Resources” section). The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018.

            On December 20, 2013, the Company acquired Volta Resources Inc. (“Volta”). Pursuant to the plan of arrangement and effective upon closing of the transaction, Volta has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Volta have been transferred to B2Gold in consideration for the issuance by B2Gold of 0.15 of a common share of B2Gold, for each Volta common share held. The acquisition of Volta has resulted in B2Gold acquiring an 81% interest in the Kiaka Project in Burkina Faso, Africa and a 100% interest in four additional exploration projects in Burkina Faso and exploration projects in Ghana. The Kiaka project is an advanced stage project that includes a large high quality gold deposit containing measured and indicated resources of 4.86 million ounces (153.3 million tonnes grading 0.99 g/t) with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a pre-feasibility study released in May 2012 and an independent technical report released in January 2013.

ACQUISITIONS

Acquisition of CGA Mining Limited

            On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

           As a result, B2Gold issued an aggregate of 250,040,275 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there were approximately 645,382,471 issued and outstanding common shares of B2Gold.

            The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. For accounting purposes, the Acquisition Date was determined to be January 16, 2013, the date at which the Company obtained control of CGA. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

            The cost of the acquisition was approximately $985 million, being the fair value of B2Gold shares issued, based on the issuance of 251,973,832 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1. B2Gold’s acquisition related costs of $5.9 million in 2013 and $1.6 million in 2012 have been charged to acquisition costs in the consolidated statement of operations. The Company’s consolidated financial statements include CGA’s results commencing from January 16, 2013. The revenue included in the consolidated statement of operations since January 16, 2013 contributed by CGA was $274.1 million for the year ended December 31, 2013. Had CGA been consolidated from the start of January 1, 2013, the consolidated statement of operations would include additional revenue of $nil (no gold sales were made by CGA from January 1, 2013 to January 15, 2013).

            The following table sets forth the final allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value. The purchase price allocation was finalized as at December 31, 2013.

$

Purchase price allocation:
Cash and cash equivalents	56,088
Restricted cash	9,000
Accounts receivable and prepaids	11,368
Inventories
- Product inventory	55,036
- Ore stockpile inventory, current portion	6,955
- Supplies inventory	11,677
Note receivable from RTG Mining Inc.	2,560
Mining interests
- Masbate Mine	688,524
- Masbate undeveloped mineral interest	176,460
Long-term investments
- St. Augustine Gold & Copper Limited	20,193
- Sierra Mining Limited	6,038
- RTG Mining Inc.	4,806
Value-added tax receivables, long-term	21,749
Other long-term assets	1,727
Accounts payable and accrued liabilities	(31,982)
Current tax payable	(1,674)
Masbate project loan facility	(18,524)
Deferred revenue - fair value of gold contracts	(37,404)
Finance lease obligations, including current portion	(25,228)
Mine restoration provisions, including current portion	(16,504)
Deferred income taxes	(157,494)
Other long-term liabilities	(571)
Goodwill	202,070

Purchase price - 251,973,832 common shares of B2Gold issued on acquisition	984,870

            Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million for CGA’s transaction costs relating to the business combination (all of which was paid subsequently in the first quarter of 2013).

            The Masbate Mine’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, which was all expensed and included in cost of sales in 2013.

            The goodwill of $202.1 million resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities on the transaction due to the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. None of the goodwill is deductible for tax purposes.

            A value of approximately $176.5 million assigned to undeveloped mineral interest at the Masbate Mine was attributable to (i) mineralized material within mineral resources that management believes can be brought into production and (ii) exploration potential for deposits the Company has the legal right to access, and based on interpretation of information and results, including geological data, that were available at the acquisition date. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

Acquisition of Volta Resources Inc.

            On December 20, 2013, B2Gold and Volta completed the combination of the two companies by way of a plan of arrangement under the Business Corporations Act (Ontario). Pursuant to the plan of arrangement and effective upon closing of the transaction, Volta has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Volta have been transferred to B2Gold in consideration for the issuance by B2Gold of 0.15 of a common share of B2Gold, for each Volta common share held (the “Exchange Ratio”). All of the outstanding options of Volta have been exchanged under the arrangement and the holders of the Volta options have received options to purchase common shares of B2Gold based on the Exchange Ratio. The arrangement has been accounted for by B2Gold as a purchase of net assets.

            The acquisition of Volta has resulted in B2Gold acquiring an 81% interest in the Kiaka Project in Burkina Faso, Africa and a 100% interest in four additional exploration projects in Burkina Faso and exploration projects in Ghana.

            In connection with the closing of the transaction, B2Gold has issued an aggregate of 23,331,805 common shares of B2Gold to the former shareholders of Volta and has authorized the issuance of an additional 2,079,000 common shares upon the exercise of the stock options held by the former security holders of Volta. On closing of the transaction, B2Gold had approximately 675 million common shares issued and outstanding, with former Volta shareholders holding approximately 3.4% of the fully- diluted in-the-money shares outstanding of B2Gold.

            The cost of the acquisition was approximately $48.3 million, and included the fair value of B2Gold shares issued of $46.4 million, based on the issuance of 23,331,805 B2Gold shares at Cdn.$2.12 per share (the opening share price on the TSX on December 20, 2013) and a foreign exchange rate of Cdn.$1.0648 to $1, the fair value of B2Gold replacement options of $0.9 million, plus B2Gold transaction costs of $1 million.

            The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	4,184
Accounts receivable and prepaids	408
Long-term investments – GoldStone Resources Ltd.	20
Other long-term assets	60
Mining interests – Kiaka – development property	50,550
Accounts payable and accrued liabilities	(6,183)
Current tax payable	(700)

48,339

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)

	2013	2012	2013	2012	2011

Gold revenue ($ in thousands)	138,054	70,783	544,272	259,051	225,352

Gold sold (ounces)	106,185	41,627	380,895	155,008	144,013

Average realized gold price ($/ounce)	1,300	1,700	1,429	1,671	1,565

Gold produced (ounces)	105,577	44,324	366,313	157,885	144,604

Cash operating costs ($/ounce gold)	638	604	681	587	527

Total cash costs ($/ounce gold)	678	657	727	640	612

Adjusted net income [1]($ in thousands)	3,711	18,009	63,754	79,748	80,521

Adjusted net income per share – basic ($/share)	0.01	0.05	0.10	0.21	0.24

Net income ($ in thousands)	26,220	10,948	67,303	51,907	56,300

Earnings per share – basic ($/share)	0.04	0.03	0.11	0.13	0.17

Earnings per share – diluted ($/share)	0.02	0.03	0.07	0.13	0.16

Cash flows from operating activities ($ in thousands) – before changes in non- cash working capital	35,703	31,124	144,343	114,399	108,930

Cash flows from operating activities – before changes in non-cash working capital ($/share)	0.05	0.08	0.23	0.30	0.32

Fourth quarter 2013 and 2012

            With the acquisition of the Masbate Mine on January 16, 2013 (upon completion of the acquisition of CGA Mining Limited) and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the fourth quarter of 2013 was a record 105,577 ounces, an increase of 138% compared to the same period in 2012. Gold production from the Masbate Mine in the Philippines accounted for 106% of the increase, and gold production from the Company’s La Libertad and Limon Mines in Nicaragua increased by 32% over the fourth quarter in 2012.

            The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold, an increase of approximately 8% to 15% over 2013 attributable production. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. Consolidated cash operating costs are expected to be in the range of $667 to $695 per ounce (a similar range as in 2013). With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions.

_____________________________________________
1 Attributable to the shareholders of the Company.

            Gold revenue for the fourth quarter of 2013 was $138.1 million on sales of 106,185 ounces at an average price of $1,300 per ounce compared to $70.8 million on sales of 41,627 ounces at an average price of $1,700 per ounce in the 2012 fourth quarter. The significant increase of 95% in revenue (despite a 24% decrease in the average realized gold price) was driven by gold production from the Company’s Masbate Mine as well as increased production from the Nicaraguan operations.

            Gold revenue of $138.1 million included a non-cash amount of $9.3 million related to the recognition of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. On January 16, 2013, the Company assumed the gold forward contracts related to the Masbate project of 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting) was estimated to be negative $37.4 million on January 16, 2013. For accounting purposes, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. During the quarter, 12,661 ounces of gold were delivered under the gold forward contracts at an average settlement price of $927 per ounce.

            In the fourth quarter of 2013, the Masbate Mine accounted for $65 million (which included a non-cash amount of $9.3 million described above) of gold revenue from the sale of 47,536 ounces, La Libertad Mine accounted for $56 million (Q4 2012 - $50.5 million) of gold revenue from the sale of 44,649 ounces (Q4 2012 – 29,727 ounces) while $17.5 million (Q4 2012 - $20.2 million) was contributed by the Limon Mine from the sale of 14,000 ounces of gold (Q4 2012 – 11,900 ounces).

            Consolidated cash operating costs for the fourth quarter of 2013 were $638 per ounce of gold which compares to budget of $686 per ounce and $604 per ounce in the same quarter last year. Gold production from the Company’s three mines exceeded each of the mine’s budgeted production in the fourth quarter of 2013, and all three mines achieved lower than budgeted per ounce cash operating costs.

            Cash flow from operating activities before changes in non-cash working capital was $35.7 million ($0.05 per share) in the fourth quarter of 2013 compared to $31.1 million ($0.08 per share) in the same quarter last year, an increase of 15%. The cash flow in the quarter was the second highest in the Company’s history, despite a 29% decrease in the average realized gold price (on a cash basis, excluding the non-cash deferred revenue). The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

            As at December 31, 2013, the Company remained in a strong financial position with cash of $252.7 million. Total liquidity available at December 31, 2013 was approximately $383 million consisting of cash of $252.7 million, $100 million available for drawdown under the Company’s Senior Credit Facility and $30 million available under the equipment finance lease with CAT Financial.

            Adjusted net income was $3.7 million ($0.01 per share) compared to $18 million ($0.05 per share) in the same period of 2012 (see “Non-IFRS Measures” section for reconciliation of net income to adjusted net income). Adjusted net income was lower in the current quarter mainly due to a significant decline in the average realized gold price and to slightly higher operating costs and depreciation charged per ounce of gold sold. General and administrative costs also increased by $3.4 million in the quarter, and realized derivative losses and interest expense were higher by $1.5 million and $1 million, respectively.

            For the fourth quarter of 2013, the Company generated (GAAP) net income of $26.2 million ($0.04 per share) compared to $10.9 million ($0.03 per share) in the equivalent period of 2012. Included in net income was a gain of $14.2 million in the current quarter relating to the overall change in fair value of the Company’s convertible senior subordinated notes issued on August 23, 2013. The convertible notes are measured at fair value on each financial reporting period-end date.

            General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua, and the Makati office in the Philippines. Consolidated general and administrative costs increased in the fourth quarter of 2013 compared to the year ago period by approximately $3.4 million, of which $1.3 million related mainly to Makati administrative costs and $1.6 million to Vancouver Corporate costs including increased salaries and professional consulting fees.

            For the three months ended December 31, 2013, the Company recorded realized derivative losses of $1.6 million and unrealized derivative gains of $3 million (see “Liquidity and capital resources – derivative financial instruments” section). The realized derivative losses relate to the Company’s foreign currency contracts, entered into to manage its foreign currency exposure relating to the development of its Otjikoto project. These contracts reduce the Company’s foreign currency exposure to the Rand below the budgeted rate of 8.5 Rand to the United States dollar, the conversion ratio used for the Otjikoto construction budget. These contracts were entered into to protect against capital cost over-runs that may otherwise occur due to currency fluctuations.

            The Company also reported $1.1 million (net of capitalized interest) in interest expense as compared with $0.1 million in the fourth quarter of 2012. The increase in interest expense was due to increased debt, relating mainly to the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes issued on August 23, 2013 was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended December 31, 2013, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $2.2 million. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the Senior Credit Facility.

Fiscal Years 2013 and 2012

            Consolidated attributable gold production for 2013 was a record 366,313 ounces. Including non- attributable pre-acquisition production of 7,087 ounces from Masbate (from January 1, 2013 to January 15, 2013), consolidated gold production for 2013 was 373,400 ounces, which compares favorably to the Company’s guidance range of 360,000 to 380,000 ounces.

            Consolidated cash operating costs were $681 per ounce and were at the lower end of the Company’s guidance range of $675 to $690 per ounce of gold for 2013.

            For the full-year 2013, consolidated gold revenue was a record $544.3 million compared to $259.1 million in the same period in 2012. The significant increase of 110% in revenue was driven by gold production from the Company’s newly acquired Masbate Mine as well as increased production from its Nicaraguan operations.

            In 2013, the Masbate Mine accounted for $274.1 million (which included a non-cash amount of $37.4 million relating to the recognition of deferred revenue) of gold revenue from the sale of 184,737 ounces, La Libertad Mine accounted for $190 million (2012 - $179.6 million) of gold revenue from the sale of 138,758 ounces (2012 – 107,398 ounces) while $80.2 million (2012 - $79.5 million) was contributed by the Limon Mine from the sale of 57,400 ounces of gold (2012 – 47,610 ounces).

            Adjusted net income in 2013 was $63.8 million ($0.10 per share) compared to $79.7 million ($0.21 per share) in 2012 (see “Non-IFRS Measures” section for reconciliation of net income to adjusted net income). Adjusted net income was lower mainly due to a significant decline in the average realized gold price, partially offset by higher gold sales volumes. General and administrative costs also increased by $14.3 million in the year, and realized derivative losses and interest expense were higher by $4.6 million and $2.8 million, respectively. In addition, current income tax expense increased by $5 million in the year over 2012 mainly due to higher gold production in Nicaragua.

            For 2013, the Company generated (GAAP) net income of $67.3 million ($0.11 per share) compared to $51.9 million ($0.13 per share) in 2012.

            General and administrative costs increased by $14.3 million in 2013, of which $4.9 million related mainly to Makati administrative costs and $5.4 million related to increased salaries and benefits costs, including $3.3 million to cash bonuses paid to senior management in the second quarter of 2013. The remainder related mainly to increased corporate growth and development activities, including professional fees relating to the Company’s Sarbanes Oxley documentation and legal fees with respect to the Company’s claims (see “Contingent Gains” section).

            On May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 8, 2013. The Brucejack royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company determined that the NSR did not fulfil the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2013, the Company recorded a $44.5 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.5 million.

            In the third quarter of 2013, the Company made a decision to curtail exploration on the Cebollati property and to search for a joint venture partner willing to continue to explore the property for an economic gold deposit. As a result, the carrying value of the Cebollati property was written off and a charge of $9.6 million was recorded in the statement of operations.

            Total assets increased to $2,310 million at December 31, 2013 from $676 million at December 31, 2012, mainly due to the acquisition of CGA on January 16, 2013. In addition, on August 23, 2013, the Company issued convertible senior subordinated notes for net proceeds of $249.7 million.

Fiscal Years 2012 and 2011

            Total gold production for 2012 was 157,885 ounces, (previously an annual record) and was within the Company’s 2012 guidance.

            Total gold revenue was $259.1 million on sales of 155,008 ounces at an average price of $1,671 per ounce compared to $225.4 million on sales of 144,013 ounces at an average price of $1,565 per ounce in 2011. The Libertad Mine accounted for $179.6 million (2011 - $154.8 million) of gold revenue from the sale of 107,398 ounces (2011 – 98,797 ounces) while $79.5 million (2011 - $70.6 million) was contributed by the Limon Mine from the sale of 47,610 ounces (2011 – 45,216 ounces).

            The Company’s consolidated gold production in 2012 was 157,885 ounces at an operating cash cost of $587 per ounce compared to 144,604 ounces being produced in 2011 at an operating cash cost of $527 per ounce.

            Cash flow from operating activities before non-cash working capital changes increased to $114.4 million ($0.30 per share) in 2012 from $108.9 million ($0.32 per share) in the previous year. The increase reflects the Company’s strong operating performance from both its La Libertad and Limon Mines and strength in gold prices, partially offset by higher Nicaraguan income taxes payable. The Company had used most of its non-capital loss carry forwards, relating to La Libertad Mine, in the fourth quarter of 2011 to significantly offset its 2011 Nicaraguan taxable income.

            Adjusted net income was $79.7 million ($0.21 per share) in 2012 compared to $80.5 million ($0.24 per share) in 2011. Adjusted net income was calculated by excluding non-cash share-based compensation expense of $16.6 million (2011 - $6.2 million), non-cash deferred income tax expense of $7.5 million (2011 - $17.9 million), write-off of mineral property option costs of $1.5 million (2011 - $nil), CGA acquisition costs of $1.6 million (2011 - $nil), and foreign exchange losses of $0.5 million (2011 - $0.1 million). The decrease in adjusted net income was mainly due to an $11.6 million increase in current tax expense (as described in the paragraph above).

            For 2012, the Company generated (GAAP) net income of $51.9 million ($0.13 per share) compared to $56.3 million ($0.17 per share) in 2011.

            Royalty and production tax expense decreased to $8.5 million from $12.2 million in 2011, attributable to the revised tax treatment of ad-valorem taxes (see below).

            In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable to Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, the amount paid as ad-valorem tax could be applied as a direct credit against corporate income tax.

            On May 25, 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to reducing the estimated current taxes payable on the consolidated balance sheet.

            The Company also filed amended 2011 and 2010 income tax returns for Desminic to report the ad-valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the second quarter of 2012.

            The Company’s subsidiary which owns and operates the Limon Mine, Triton Minera S.A., continues to record its ad-valorem payments as a deductible expense rather than a tax credit as it operates under the new mining law.

            Share-based payment expense increased to $16.6 million in 2012 from $6.2 million in 2011. The increase was due to the issuance of 2.4 million RSU in the second quarter of 2012 and 10 million additional stock options in the first quarter of 2012 (the fair values of both the RSU and stock options are being recognized over their respective vesting periods). The share-based compensation expense in 2012 relating to RSU was $5 million (2011 - $nil) and $10 million (2011 - $2.8 million) to stock options. Also included in share-based compensation expense was $1.6 million, the market value of 0.5 million common shares awarded under the Company’s Incentive Plan to a senior employee, George Johnson, on May 28, 2012. None of the stock options granted were awarded to senior employees who were founders of the Company.

HEALTH, SAFETY, ENVIRONMENTAL AND CORPORATE SOCIAL RESPONSIBILITY (“HSES”)

            B2Gold is committed to responsible environmental stewardship, protection of human health and safety, and social responsibility (“HSES”) in its approach to business. The Company has a strong safety and environmental track record and continues to build on its strong historical commitment to HSES responsibility.

            In 2013, the Company achieved another exceptional safety record throughout its operations. Site-wide Lost Time Accident (“LTA”) frequencies in Nicaragua were 1.13 for La Libertad (open pit mine) and 1.8 for El Limon (underground and open pit). In the Philippines, the accident frequency for Masbate (open pit operation) was 0.03 LTA which is a site record for that operation.

MASBATE MINE – PHILIPPINES

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2013	2012	2013	2012

Gold revenue ($ in thousands)	64,989	-	274,100	-

Gold sold (ounces)	47,536	-	184,737	-

Average realized gold price ($/ounce)	1,367	-	1,484	-

Tonnes of ore milled	1,713,319	-	5,889,273	-

Grade (grams/ tonne)	1.03	-	1.07	-

Recovery (%)	82.8	-	83.2	-

Gold production (ounces)	46,963	-	169,396	-

Cash operating costs ($/ounce gold)	779	-	788	-

Total cash costs ($/ounce gold)	822	-	834	-

Capital expenditures ($ in thousands)	10,498	-	31,344	-

Exploration ($ in thousands) – including Pajo exploration	2,316	-	8,422	-

            For the full-year 2013, the Masbate Mine in the Philippines, including non-attributable pre-acquisition production of 7,087 ounces, produced 176,483 ounces of gold, within the Company’s previously released guidance range of 175,000 to 185,000 ounces. As previously announced, second quarter gold production at the Masbate Mine was approximately 7,000 ounces of gold less than forecast due to a temporary suspension of mining operations in June 2013 to replace a process pipeline. However, due to higher than budgeted production in the second half of 2013, the Masbate Mine was able to meet its 2013 guidance range.

            Gold sales from the Masbate Mine totaled 47,536 ounces in the fourth quarter of 2013 at an average realized price of $1,367 per ounce, generating revenue of $65 million (which included a non-cash amount of $9.3 million related to the amortization of deferred revenue). For the full-year of 2013, the Masbate Mine generated gold revenue of $274.1 million (which included a non-cash amount of $37.4 million related to the amortization of deferred revenue) from the sale of 184,737 ounces at an average price of $1,484 per ounce.

            Fourth quarter production at the Masbate Mine was 46,963 ounces of gold at a cash operating cost of $779 per ounce from 1,713,319 tonnes of ore milled at an average grade of 1.03 grams per tonne (“g/t”) gold. This compares to budget of 46,280 ounces at a cash operating cost of $833 per ounce. Mining areas and material types differed from budget resulting in higher gold production, and lower haulage costs.

            During 2013, attributable production at the Masbate Mine was 169,396 ounces of gold at a cash operating cost of $788 per ounce, compared to budgeted attributable production of 172,917 ounces at a budgeted cash operating cost of $854 per ounce. The main reason for lower than expected production was the temporary suspension of mining operations for seventeen days in June 2013, to replace a process pipeline. Cash operating costs were lower than budget due to less budgeted waste being mined and hauled (as mining areas and material types differed from budget).

            Capital expenditures in the three and twelve months ended December 31, 2013 totaled $10.5 million and $31.3 million, respectively, mainly for the tailings dam expansion, major overhauls to mining equipment and generators, a metallurgical test work program to be used for the expansion study, design and initiation of construction for a water treatment plant and the purchase of a new SAG mill.

            The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014, 8% to 13% higher than in 2013, at an operating cash cost of approximately $765 to $800 per ounce. In the second quarter of 2014, the existing SAG mill is planned to be replaced. On restart, the operation will gain approximately 300,000 tonnes per year of operating capacity. The Masbate Mine is budgeted to process an average of 17,646 tonnes of ore per day for a total of approximately 6.44 million tonnes of ore for the year at an average grade of 1.15 g/t gold.

            In 2013, the Company began a metallurgical sampling and analysis program in order to assess the potential for a mill expansion at the Masbate Mine. The mill expansion project remains under evaluation and conclusions are expected in the third quarter of 2014.

            In 2014, the Company has budgeted capital costs at the Masbate Mine of approximately $37 million. Major capital expenditures include completion of Stage 9 and some infrastructure work relating to the tailings facility, completion of a tailings water treatment plant (which will assist in water management in the tailings facility), equipment purchases, continued infrastructure improvement, and land purchases for development.

            An aggressive 2014 exploration program totaling $6.2 million is underway with five diamond drill rigs currently working. The 2014 program will comprise metallurgical and reserve/resource drilling on numerous mine Veins including Montana, Main Vein, Libra East, Grandview, Colorado and Panique. Exploration drilling designed to outline new resources will be carried out on near mine Veins outside of the current reserve/resource such as the Grandview East area which is open east of hole GVRC027 which intersected 75 metres grading 0.91 g/t gold and the Pajo South extension where trenching has intersected up to 15 metres grading 1.04 g/t Au.

            In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource. B2Gold's geologic team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

Masbate Reserves Update

            A new mineral reserve estimate for the Masbate Mine was completed based on the existing mineral resource model as of December 31, 2012. Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce. The new mineral reserve contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97 g/t (previous reserve estimate 0.82 g/t).

            Another new mineral reserve estimate for Masbate is currently underway and is expected to be released in the second quarter of 2014.

LIBERTAD MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2013	2012	2013	2012

Gold revenue ($ in thousands)	55,591	50,549	190,021	179,558

Gold sold (ounces)	44,649	29,727	138,758	107,398

Average realized gold price ($/ounce)	1,245	1,700	1,369	1,672

Tonnes of ore milled	522,846	512,603	2,014,838	2,041,415

Grade (grams/tonne)	2.75	1.94	2.29	1.80

Recovery (%)	92.5	94.1	93.8	92.5

Gold production (ounces)	42,709	30,113	138,726	108,935

Cash operating costs ($/ounce gold)	495	589	563	529

Total cash costs ($/ounce gold)	522	626	592	564

Capital expenditures ($ in thousands)	3,057	6,696	17,506	29,586

Capital expenditures ($ in thousands) – Jabali development	3,211	4,146	14,514	12,693

Exploration ($ in thousands) – including Jabali exploration	567	1,219	4,656	6,712

            Total production for 2013 from La Libertad was a record 138,726 ounces of gold, exceeding the 2013 guidance range of 131,000 to 137,000 ounces, and approximately 27% higher than in 2012. Fourth quarter gold production was also a new quarterly record of 42,709 ounces of gold, an increase of 42% over the same quarter in 2012. The main reasons for the improved production at La Libertad Mine in 2013 were better grade performance from pit sources and better recoveries.

            Gold sales from La Libertad Mine totaled 44,649 ounces (Q4 2012 – 29,727 ounces) in the fourth quarter of 2013 at an average realized price of $1,245 per ounce (Q4 2012 - $1,700 per ounce), generating revenue of $55.6 million (Q4 2012 - $50.5 million).

            In the fourth quarter of 2013, La Libertad Mine produced 42,709 ounces of gold at a cash operating cost of $495 per ounce and a total cash cost of $522 per ounce from 522,846 tonnes of ore milled at an average grade of 2.75 g/t gold. This compares to budget of 40,759 ounces at a cash operating cost of $497 per ounce. Gold production in the fourth quarter exceeded budget mainly due to better grade performance from pit sources (2.75 g/t compared to budget of 2.48 g/t), especially in the Crimea and Santa Maria pits during November and December, as well as to higher than budgeted gold recoveries (92.5% compared to budget of 92%). Ore in the quarter was sourced from all operating pits including Jabali. Gold recovery continues to outperform budget as the Company optimizes its plant processes. Mill throughput averaged 5,692 tonnes per day for the quarter and is expected to increase to 6,099 tonnes per day as a result of the addition of process tanks. In December, throughput averaged 5,973 tonnes per day (excluding 40 hours of programmed maintenance).

            During 2013, La Libertad Mine generated gold revenue of $190 million from the sale of 138,758 ounces at an average price of $1,369 per ounce, compared to $179.6 million from the sale of 107,398 ounces at an average price of $1,672 per ounce in the same period of 2012. Total gold production was 138,726 ounces at a cash operating cost of $563 per ounce and total cash cost of $592 per ounce from 2,014,838 tonnes of ore milled at an average grade of 2.29 g/t gold. This compares to budget of 135,571 ounces at a cash operating cost of $575 per ounce. Gold production for the year was higher than budget as a result of better grade performance from pit sources (2.29 g/t compared to budget of 2.19 g/t) and to higher gold recoveries (93.8% compared to budget of 92%). Compared to 2012, all pits at La Libertad contributed better grades, especially the Santa Maria pit where average grades mined for 2013 were 4.1 g/t. For pit grade reconciliation (reconciling between estimated grades modelled and actual grades mined), Mojon is producing expected tonnages at better grades, Crimea and Santa Maria lower tonnages but better grades, and Jabali both more tonnes and better grades. Overall the net result was improved ounce delivery of approximately 15% compared to modelled areas for La Libertad pits.

            Total capital expenditures in the fourth quarter of 2013 were $6.3 million, with the main capital items consisting of $2.1 million for the Jabali feasibility and development (primarily land purchases), $0.9 million for deferred stripping costs in various pits, $1.1 million for infrastructure in Jabali Central, $0.5 million for mine camp improvements, and the remaining expenditures for a variety of equipment and small projects. Total capital expenditures for 2013 were $32 million which included $11.3 million related to Jabali feasibility and development (including construction of a 15 kilometre private haul road for transporting the Jabali deposit ore to the Libertad mill and land purchases for waste dumps), $9.4 million to deferred stripping, $3.2 million for infrastructure in Jabali Central, $4.2 million for mine equipment, $2.2 million for mill expansion, $0.7 million for camp improvements and the remainder to varied small equipment and small capital projects.

            La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at an operating cash cost of approximately $545 to $565 per ounce. Gold production in 2014 at La Libertad is expected to increase by approximately 3% to 8% over 2013 production. La Libertad Mine is budgeted to process an average of 6,099 tonnes of ore per day for a total of approximately 2.2 million tonnes of ore for the year at an average grade of 2.17 g/t gold.

            The Company has budgeted capital costs at La Libertad in 2014 of approximately $36.3 million. The majority of this capital cost will be expended on pre-stripping at the Mojon (south-west) and Jabali pits, land purchases, expansion of the existing tailings dam (Stage 4), and mine equipment.

            La Libertad exploration budget for 2014 is approximately $4.3 million for a total of approximately 10,500 metres of planned drilling. The program includes resource drilling on the Mojon high grade underground targets and continued exploration on a number of regional targets. The focus of this year’s exploration drilling is directed towards mainly brownfields drilling and evaluation of regional targets in the search for more open pit feed for the mill.

LIMON MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2013	2012	2013	2012

Gold revenue ($ in thousands)	17,474	20,234	80,151	79,493

Gold sold (ounces)	14,000	11,900	57,400	47,610

Average realized gold price ($/ ounce)	1,248	1,700	1,396	1,670

Tonnes of ore milled	119,487	107,034	445,001	397,438

Grade (grams/ tonne)	4.53	4.53	4.46	4.22

Recovery (%)	91.4	91.4	91.4	91.1

Gold production (ounces)	15,905	14,211	58,191	48,950

Cash operating costs ($/ ounce)	608	635	652	715

Total cash costs ($/ ounce)	667	723	735	811

Capital expenditures ($ in thousands)	4,463	4,570	16,992	21,461

Exploration ($ in thousands)	610	1,161	4,072	4,645

            The Limon open pit and underground mine recorded its most successful year in the past 12 years, producing 58,191 ounces of gold, exceeding the 2013 guidance range of 54,000 to 58,000 ounces, and approximately 19% higher than in 2012. Fourth quarter gold production was 15,905 ounces of gold, Limon’s best quarter in 12 years. The improved production at the Limon Mine in 2013 was mainly the result of delivering higher grade ore, primarily from the Santa Pancha underground mine and Veta Nueva open pit, and higher plant throughput.

            Gold sales from the Limon Mine totaled 14,000 ounces in the fourth quarter of 2013 (Q4 2012 – 11,900 ounces) at an average realized price of $1,248 per ounce (Q4 2012 - $1,700 per ounce), generating revenue of $17.5 million (Q4 2012 - $20.2 million).

            In the fourth quarter of 2013, the Limon Mine produced 15,905 ounces of gold at a cash operating cost of $608 per ounce and a total cash cost of $667 per ounce from 119,487 tonnes of ore milled at an average grade of 4.53 g/t at a processed gold recovery of 91.4%, compared to budget of 14,326 ounces at a cash operating cost of $750 per ounce. Grade from surface and underground operations was better than forecast, throughput was higher (1,299 tonnes per day) as a consequence of mill liner design change and downstream process optimization. Underground operations comprised 65% of mill feed. Lower than budgeted operating costs also contributed to the favourable reduction in cash operating costs per ounce. Principal savings for underground mining costs were from reduced energy costs (both for quantity and price). Savings for energy were also observed at the process plant, and in addition there were lower costs for liners and some consumables. Reduction of outside services and freight also contributed to lower costs.

            During 2013, the Limon Mine generated gold revenue of $80.2 million (2012 - $79.5 million) from the sale of 57,400 ounces (2012 – 47,610 ounces) at an average price of $1,396 per ounce (2012 - $1,670 per ounce). Total gold production was 58,191 ounces at a cash operating cost of $652 per ounce and total cash cost of $735 per ounce from 445,001 tonnes of ore milled at an average grade of 4.46 g/t gold. This compares to budget of 55,031 ounces at a cash operating cost of $727 per ounce.

            In the fourth quarter of 2013, capital expenditures totaled $4.5 million, which included $1.2 million of deferred underground mine development, deferred stripping of $0.5 million, completion of the leach and CIP tank project of $0.6 million, mine equipment of $0.6 million and ongoing plant improvement initiatives. Total capital expenditures for 2013 were $17 million, which included deferred underground development of $4.3 million, deferred stripping of $2.8 million, plant tankage expansion and improvements of $2.1 million, mine equipment of $2 million and plant improvements (including electrical, equipment and automation) of $2.7 million.

            The Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold in 2014 at an operating cash cost of approximately $650 to $675 per ounce. Gold production in 2014 at the Limon Mine is expected to increase by approximately 7% to 20% over 2013 production. In 2014, the Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 4.36 g/t gold.

            The Company plans to undertake capital expenditures at the Limon Mine in 2014 totaling approximately $19.7 million. Capital expenditures in 2014 will include significant underground development, particularly for Santa Pancha 2, underground equipment purchases and continued plant/infrastructure improvements.

            The 2014 Limon exploration budget is approximately $4.3 million to fund approximately 10,700 metres of drilling. The program includes infill drilling along the Santa Pancha Pozo 4 structure to sufficient drill spacing to allow preliminary mine planning, infill drilling areas of the Pozo 8-2-1 and some drilling on regional targets. Follow up of other interesting regional targets across the Limon claim area is also planned.

            Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

OTJIKOTO PROJECT – NAMIBIA

            The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

             On January 10, 2013, the Company announced the commencement of construction at the Otjikoto project. based on the feasibility study, the results of which were released in February 2013. Pre-development cost estimates of $244 million and deferred stripping estimates of $33 million remain in line with original pre-feasibility study estimates. In addition to these costs, the Company had planned to lease finance a total of $60 million for mobile mining equipment and power plant construction costs. However, as a result of Namibian regulations governing the securitization of certain assets, the Company now plans to lease only the mobile mining fleet for a total of $41 million. The balance of the power plant costs has been funded from the Company’s existing cash flows and credit facilities. Leasing arrangements for the mining fleet were concluded in the fourth quarter of 2013 and are expected to be fully drawn and utilized by mid-2015. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto project is scheduled. The Company expects to ramp up to full production in early 2015.

            The mineral reserve for the Otjikoto Project was generated as part of the Otjikoto feasibility study. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. The average annual production for the first five years was estimated to be approximately 141,000 ounces (see paragraph below) of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce.

            Based on the positive drill results from the Wolfshag zone to date, on January 21, 2014 the Company announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, the Company expects that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces. In addition, the Company announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 metre long zone that is as close as 250 metres east of the Otjikoto deposit. The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces of gold (on a 100% basis). The inferred mineral resource is reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.

            Construction of the Otjikoto Gold Mine is ongoing, on schedule and on budget. Construction commenced January 2013 and will continue into the fourth quarter of 2014. Excavation at the mill area is complete and a concrete batch plant is in continuous use to assist with the pouring of foundations. A total of about 15,000 cubic metres of concrete will be poured during construction, and a total of 10,500 cubic metres of concrete has been poured through 2013. The mill and mining offices have already been completed by an Otavi contractor, and the construction of all the other administration buildings are progressing well. Most of the equipment and supplies to build the mill have been purchased and are arriving daily at site. Mill construction activities are progressing well, with 7,500 cubic metres of concrete having been poured in this area, and four leach tanks having been erected to date. To date, the pit area has been de-bushed and stripped. The stripped topsoil (100,000 tonnes) from the mine and waste dump is stockpiled so that these areas can be re-vegetated after mine closure. The total volume of material moved from the pit area to date is approximately 4.7 million tonnes. In addition, the tailings impoundment has been constructed and lined. This facility is materially complete and will be used to capture water to start the mill in 2014.

            Pre-production expenditures for the year ended December 31, 2013 totaled approximately $167.3 million (on a cash basis), including mobile equipment purchases of $46.5 million, power plant costs of $30.6 million and prestripping costs of $6.7 million.

            The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone to increase the drilling density to 50 x 25 metres, and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

            On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares (“Preference Shares”) in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately 59.3 million Namibian dollars ($6.5 million). B2Gold Namibia was then owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company. Subsequent to December 31, 2013, on February 24, 2014, EVI purchased the Preference Shares from B2Gold Namibia for 59.3 million Namibian dollars ($5.5 million).

            On April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price was satisfied by a note receivable of $6.6 million to the Company and a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project. The proceeds from the sale of the common shares of the Company were used by EVI to redeem the preference shares held by B2Gold Namibia in February 2014. In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

            On April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI so that EVI could satisfy the payments required under the Investment Agreement, including the cash payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans accrue interest at a rate of up to 5% per annum and are secured by a pledge of the shares of the Company and B2Gold Namibia that are held by EVI. The loan is expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

            On July 9, 2013, EVI exercised its right to acquire the additional 2% interest in the Otjikoto Project. Accordingly, the Company and EVI now hold a 90% and 10% interest, respectively, in the Otjikoto Project and EVI has no further right to increase its interest in the Otjikoto Project. For accounting purposes, as the issuance of common shares in the Company’s subsidiary, B2Gold Namibia, did not result in a loss of control, the dilution of the Company's aggregate interest in its subsidiary and corresponding increase in the non-controlling interest of $2.6 million was accounted for within Shareholders' Equity in accordance with the consideration received.

GRAMALOTE PROJECT – COLOMBIA

            On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment (“PEA”) for the Gramalote gold project in Colombia. The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture with AngloGold Ashanti as the project manager. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

            Highlights of the Gramalote Preliminary Economic Assessment on a 100% basis are:

  Open pit gold mine with an initial life of mine (“LOM”) of 14 years based on Measured, Indicated and Inferred Mineral Resources
  Average annual gold production LOM of 317,500 ounces at $664 direct cash cost per ounce
  Average annual gold production of 373,300 ounces per year for the first 5 years of production
  LOM gold production of 4.445 million ounces
  Average LOM total operating costs (including sustaining capital) of $736 per ounce of gold
  Annual processing rate of 16 million tonnes per year
  Average LOM gold recovery of 95% from conventional milling, flotation and cyanide leach of the flotation concentrate
  Estimated pre-production capital cost of $1,176 million
  LOM pre-tax net cash flow of $1,521 million, and after tax net cash flow of $990 million at a gold price of $1,351 per ounce
  Net present value (“NPV”) pre-tax of $714 million and after-tax of $398 million at a 5.06% discount rate and gold price of $1,351 per ounce generating an after-tax internal rate of return (“IRR”) of 11.5%
  Project payback of 4.8 years

            A trade-off study was completed to determine the optimum throughput rate for the Gramalote project. Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce of gold, $1,300 per ounce and $1,500 per ounce utilizing Inferred Mineral Resources. The results of this study indicate that 16 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills.

            The Company was pleased to announce AngloGold Ashanti has completed a new JORC and National Instrument 43-101 compliant Mineral Resource estimate for Gramalote Central Zone, Monjas West and Trinidad. Total Measured and Indicated Mineral Resources at Gramalote Central and Monjas West at a 0.15 gram g/t gold cutoff, within a $1,600 per ounce gold optimized Whittle pit consists of 132.7 million tonnes grading 0.63 g/t gold for a total of 2.69 million troy ounces of gold. The Gramalote Central, Monjas West and Trinidad Inferred Mineral Resource is 239.7 million tonnes grading 0.44 g/t gold for a total of 3.36 million troy ounces of gold using similar parameters as the Measured and Indicated Mineral Resource.

            At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Final Feasibility. The JV partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators by the second quarter of 2014 which is key to advancing the permitting process. Focus will also be given on addressing other project risk issues such as infill drilling of Inferred Mineral Resources, social programs, environmental monitoring and government relations. Gramalote owns two diamond drills and will utilize those two machines to target 8,000 to 10,000 meters of infill drilling in 2014. At this time, a final budget for 2014 has not been agreed on but this should be finalized within the next month. The project will be reviewed again in the fourth quarter of 2014 to determine if moving to Final Feasibility is warranted at that time.

KIAKA PROJECT – BURKINA FASO

            The Company owns an 81% interest in the Kiaka project following its acquisition of Volta in December 2013. The property is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by the Company (indirectly through its subsidiary Kiaka Gold SARL), subject to 10% carried interest held by GAMS – Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This carried interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each of Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest.

            The Kiaka prefeasibility study was completed by Volta in May 2012, delivering a proven and probable mineral reserve estimate for the Kiaka project of 126.08 million tonnes at a grade of 0.96 g/t gold containing 3.89 million ounces of gold within an open pit with a strip ratio of 2.95:1. The Kiaka prefeasibility study indicated a greater than 10 year mine life based on processing 12 million tonnes of ore per year for average annual production of 340,000 ounces of gold per year. The Kiaka prefeasibility study indicated a pre-tax NPV 8% of $548 million, an internal rate of return after-tax of 23.3% over 10.3 years and estimated initial capital costs of $609 million and average on-site operating costs of $671 per ounce of gold. A revised permitting study is currently underway, based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled. The Company is progressing on a feasibility study based on the higher grade section of the resources of 54 million tonnes at an average grade of 1.49 g/t gold for 2.58 million ounces in measured and indicated.

            The measured and indicated resource estimate for the Kiaka project is 153.26 million tonnes at a diluted grade of 0.99 g/t for 4.862 million ounces of gold and inferred resources of 33.74 million tonnes at 0.93 g/t for 1.006 million ounces of gold. The Kiaka mineral resource estimate is based on a cut-off grade of 0.4 g/t gold within mineralized wireframes, within a conceptual Whittle pit shell based on a gold price of $1,400 per ounce, marginal operating costs of $11.89 per tonne for processing and general and administrative expenses, $1.58 per tonne for mining and assumes a process recovery of 89.8%.

            The 2014 development budget for Kiaka and West Africa is $8.7 million, mainly for completing the permitting study and advancing the Kiaka exploration license to an exploitation license, completing a feasibility level study for Kiaka based on lower throughput options (including additional metallurgical programs), keeping the tenements in good standing and for overhead and administration.

            In 2014, the $3.6 million exploration program at Kiaka will focus on drilling of the inferred resource to upgrade areas of inferred to indicated, complete a geological interpretation of the deposit and continue to evaluate some of the regional targets within the claim area.

BELLAVISTA PROPERTY – COSTA RICA

            On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% NSR on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

            Two drilling stages have been completed by the Optionee, consisting of 16 diamond drill holes totalling 1,128 metres. Future drilling and additional field investigations will depend on the on the results of the programs completed to date. Samples have been sent to Canada for assay and metallurgical testing. A third phase of drilling and an underground exploration program are scheduled to begin by the second quarter of 2014.

            An action was filed against the National Technical Secretariat of the Environment (“SETENA”) and the Ministry of Environment, Energy and Telecommunications (“MINAET”) of Costa Rica on May 31, 2013. This is an action under administrative law against Costa Rica and resolutions adopted by SETENA and MINAET, in rejecting the environmental assessment document for a new processing plant for the Bellavista mine. The action asks that the court order SETENA to deliver the terms of reference for the new processing plant, or that the Company be compensated by Costa Rica for being denied the opportunity to benefit from the Company’s valid mining concession. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

CONTINGENT GAINS AND LOSSES

Bellavista claim

            By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide as a result closed and placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order was overturned on appeal in October 2013, but certain defendants have sought leave to appeal to the Supreme Court of Canada, whose decision as to leave is under reserve. The outcome of this claim is not determinable at this time and no accrual for this contingent gain has been made in the consolidated financial statements.

Masbabte SAG mill insurance claim

            The Company has commenced legal proceedings to claim compensation for property damage and business interruption losses incurred by Philippine Gold Processing & Refining Corporation in connection with a failure of a semi-autonomous grinding mill at the Masbate Mine in the Philippines in 2011. The proceedings are at an early stage and the outcome cannot be determined at this time and accordingly no accrual for this contingent gain has been made in the consolidated financial statements.

La Libertad tax audit

            During 2013, a tax audit of the La Libertad operations for 2008 commenced by the Nicaraguan tax authorities. As at year-end, the tax audit had not yet been completed and the Company has not accrued any liability in respect of any issues which may result from the tax audit.

LIQUIDITY AND CAPITAL RESOURCES

            The Company ended the year with cash and cash equivalents of $252.7 million compared to cash and cash equivalents of $283.7 million at the end of the third quarter of 2013 and $67.9 million at December 31, 2012. Working capital at the end of the year was $275.7 million compared to working capital of $314.2 million at the end of September 30, 2013 and $92.1 million at December 31, 2012. On August 23, 2013, the Company issued convertible senior subordinated notes for net proceeds of $249.7 million.

            As at December 31, 2013, the Company had available a $150 million Senior Credit Facility of which $50 million had been utilized. Subsequent to December 31, 2013, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. The Company also has a $40.9 million Otjikoto equipment loan facility available, of which $10.2 million had been drawn down by year-end.

            Cash provided by operating activities before changes in non-cash working capital totaled a record $144.3 million for the year ended December 31, 2013.

            The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold, an increase of approximately 8% to 15% over 2013 attributable production. The production forecast for 2014 does not include any estimated gold production from the Otjikoto development project in Namibia as revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. Consolidated operating cash costs are expected to be in the range of $667 to $695 per ounce (a similar range as in 2013).

            On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the Senior Credit Facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $9.7 million.

            Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during the period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain contingent corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

            The Company may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The Company may also redeem the notes, if tax laws related to Canadian withholding tax change subject to certain further conditions.

            On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017. The facility has an interest rate of LIBOR plus a margin of 3.5%. The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes.

            The Senior Credit Facility is secured by a general security agreement from the Company granting a security interest over the Company’s assets, pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries and guarantees from certain of the Company’s subsidiaries guaranteeing the obligations of the Company relating to the Senior Credit Facility and in certain cases, security from the guarantors, all in favour of the Lenders. Transaction costs relating to the Senior Credit Facility totaled $4 million and are being amortized over the term of the facility. The principal amount owing under the Senior Credit Facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

            On December 4, 2013, a subsidiary of the Company, B2Gold Namibia Minerals (Proprietary) Limited (the "Borrower") entered into a $40.9 million term loan facility with Caterpillar Financial SARL, as arranger, and Caterpillar Financial Services Corporation, as original lender, to finance or refinance equipment at the Company's Otjikoto project. Loans may be advanced under the facility until June, 30 2015, and each loan is repayable in 20 equal quarterly installments. The final repayment date shall be the earlier of the date when the last loan advanced under the facility falls due and June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly. At December 31, 2013, the Borrower had drawn $10.2 million under the facility. Transaction costs relating to the facility totaled approximately $1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the facility has been presented on the consolidated Balance Sheet net of the unamortized balance of transaction costs.

            The Borrower is required to maintain a deposit in a debt service reserve account ("DSRA") with HSBC Bank Bermuda Limited equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At December 31, 2013, the balance in the DSRA was $1.1 million.

            The indebtedness of the Borrower under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Borrower and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

            The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2013:

	2014	2015	2016	2017	2018	Total

	$	$	$	$	$	$

Convertible senior subordinated notes:
- Principal	-	-	-	-	258,750	258,750
- Interest	9,321	8,409	8,409	8,409	8,409	42,957

Revolving corporate credit facility:
- Principal	-	-	-	50,000	-	50,000
- Interest & commitment fees (estimated)	2,251	2,251	2,251	876	-	7,629

Finance lease obligations[2]:
- Principal	7,307	5,268	1,314	3,384	-	17,273
- Interest	557	378	289	92	-	1,316

Otjikoto equipment loan facility:
- Principal	2,030	2,030	2,030	2,030	2,030	10,150
- Interest	731	516	218	135	52	1,652

Equipment loan:
- Principal	605	665	665	665	216	2,816
- Interest (estimated)	104	86	57	28	2	277

	22,906	19,603	15,233	65,619	269,459	392,820

_________________________________
            2 Subsequent to December 31, 2013, the Company notified Leighton that it has exercised its option to terminate the mining services agreement effective December 31, 2014 and will purchase the leased assets under the agreement commencing on June 30, 2014.

            As at December 31, 2013, the Company had the following additional commitments (in addition to those disclosed elsewhere in the MD&A):

  For the purchase of $10.9 million of equipment for the construction of the mill at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that the entire $10.9 million will be incurred in the first half of 2014.

  For further payments of $7.4 million for the construction of a power plant at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that the entire $7.4 million will be incurred in the first half of 2014.

  For further payments of $9.1 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $2.7 million will be paid in 2014, $6.1 million in 2015 and the remaining $0.3 million in 2016.

            In 2014, the Company has budgeted capital expenditures at the Masbate Mine of approximately $37 million. Annual capital expenditures at the Libertad and Limon mines for 2014 are budgeted to be approximately $36.3 million and $19.7 million, respectively.

            Construction at Otjikoto is progressing well and total expenditure estimates remain within previous guidance. Pre-development cost estimates of $244 million and deferred stripping estimates of $33 million remain in line with original pre-feasibility study estimates. In addition to these costs, the Company had planned to lease finance a total of $60 million for mobile mining equipment and power plant construction costs. However, as a result of Namibian regulations governing the securitization of certain assets, the Company now plans to lease only the mobile mining fleet for a total of $41 million. The balance of the power plant costs has been funded from the Company’s existing cash flows and credit facilities. Leasing arrangements for the mining fleet were concluded in the fourth quarter of 2013 and are expected to be fully drawn and utilized by mid-2015.

            The 2014 development budget for Kiaka is $8.7 million.

            The Company’s total 2014 exploration budget is approximately $32 million that will fund approximately 94,000 metres of drilling mainly on brownfield projects.

Derivative financial instruments

            The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

            At December 31, 2013, forward currency contracts totalling $6 million at an average rate of 9.68 rand were outstanding with maturity dates ranging from January 2014 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $49 million were outstanding with maturity dates ranging from January 2014 to December 2014 with an average floor price of 9.68 rand and an average ceiling price of 10.74 rand. These contracts reduce the Company’s foreign currency exposure to the Rand below the budgeted rate of 8.5 Rand to the United States dollar, the conversion ratio used for the Otjikoto construction budget. These contracts were entered into to protect against capital cost over-runs that may otherwise occur due to currency fluctuations.

            The foreign currency contracts were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the year ended December 31, 2013, the Company recorded an unrealized derivative loss of $2.5 million (2012 - $0.1 million) and a realized derivative loss of $4.8 million (2012 - $0.3 million) on these contracts.

            At December 31, 2013, the Company’s foreign currency contracts had an estimated fair value of negative $2.6 million (2012 – negative $0.1 million).

            In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations. For the year ended December 31, 2013, the Company recorded an unrealized derivative loss of $0.2 million in the statement of operations on these contracts.

Deferred revenue and gold commitments

            As a result of the acquisition of CGA, the Company assumed its gold forward contracts relating to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

            The acquired gold forward contracts were excluded from the scope of IAS 39 “Financial Instruments: Recognition and Measurement”, as they were non-financial instruments that qualified for the own use exemption and did not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts. As a result, these contracts were not subsequently re-measured at fair value after initial recognition and were reduced through a corresponding increase to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. At December 31, 2013, all of the gold forward contracts had been delivered into during the year and the related fair value of negative $37.4 million on acquisition had been fully recognized in gold revenue.

            Under the terms of the Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

            Subsequent to December 31, 2013, the Company entered into rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

Operating activities

            Cash flow from operating activities before changes in non-cash working capital was $35.7 million ($0.05 per share) in the fourth quarter of 2013 compared to $31.1 million ($0.08 per share) in the same quarter last year, an increase of 15%. The cash flow in the quarter was the second highest in the Company’s history, despite a 29% decrease in the average realized gold price (on a cash basis, excluding the amortization of deferred revenue). The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

            Cash flow from operating activities before changes in non-cash working capital for the year ended December 31, 2013 was a record $144.3 million ($0.23 per share) compared to $114.4 million ($0.30 per share) in the comparable period last year. The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

Financing activities

            On August 23, 2013, the Company issued convertible senior subordinated notes for net proceeds of $249.7 million (see “Liquidity and Capital Resources” section).

            As at December 31, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. In addition, in the second and third quarters of 2013, the Company drew down another $25 million and $50 million, respectively. On August 26, 2013, the Company repaid $50 million using a portion of the proceeds from the issuance of the convertible notes.

            In the fourth quarter of 2013, the Company had drawn $10.2 million under the Otjikoto equipment loan facility, leaving an unused balance of $30.7 million at December 31, 2013. Transaction costs relating to the facility totaled approximately $1 million and are being recognized over the term of the facility using the effective interest rate method. At December 31, 2013, the balance in the related DSRA was $1.1 million.

            On March 28, 2013, the Company made a principal repayment of $4.5 million on the Masbate Facility. On June 28, 2013, the Company made a final repayment of approximately $14 million, paying off the Masbate Facility in full. Restricted cash of $9 million which had been held with BNP Paribas Bank as required under the Masbate Facility Project facility agreement was released to the Company.

            For the three and twelve month period ended December 31, 2013, the Company made repayments under its finance lease obligations of $2 million and $8 million, respectively, mainly in connection with the Masbate mining fleet which has been leased.

            On June 14, 2013, pursuant to an Investment Agreement with EVI, the Company issued approximately 2.5 million common shares to EVI in consideration for a promissory note of $6.6 million from EVI and a $1 million payment to EVI as consideration for EVI assigning to the Company of its existing right to acquire an additional 5% interest in the Otjikoto gold project. In addition, on July 9, 2013, EVI exercised its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

            During 2013, the Company received $2.4 million (2012 - $5.2 million) pursuant to the exercise of 1.6 million (2012 – 3.6 million) stock options. During 2012, the Company received $3.5 million pursuant to the exercise of 1.6 million warrants.

Investing activities

            In the fourth quarter of 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totaled $10.5 million, the Libertad Mine (see “Libertad Mine” section) totaled $3.1 million (Q4 2012 - $6.7 million), and the Limon Mine (see “Limon Mine” section) totaled $4.5 million (Q4 2012 - $4.6 million). Jabali development totaled $3.2 million in the quarter (Q4 2012 - $4.1 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (excluding mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totaled $3.9 million (Q4 2012 - $12 million) and $22.7 million, respectively. Resource property expenditures on exploration totaled approximately $5.5 million (Q4 2012 - $12.1 million), including Otjikoto development/feasibility, as disclosed in the table below.

            During the year ended December 31, 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totaled $31.3 million, the Libertad Mine (see “Libertad Mine” section) totaled $17.5 million (2012 - $29.6 million), and the Limon Mine (see “Limon Mine” section) totaled $17 million (2012 - $21.5 million). Jabali development totaled $14.5 million in the year (2012 - $12.7 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) totaled $48 million (2012 - $30.9 million). Capital expenditures at Otjikoto (see “Otjikoto Property” section) in 2013 were $120.8 million and included power plant costs of $30.6 million and pre-stripping of $6.7 million. In addition, mobile equipment purchases were $46.5 million, most of which will be covered by the Otjikoto equipment loan facility concluded in late December. Resource property expenditures on exploration totaled approximately $28.2 million (2012 - $47.2 million), including Otjikoto development/feasibility, as disclosed in the table below.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2013	2012	2013	2012

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Masbate, exploration (including Pajo)	2,316	-	8,422	-
Otjikoto exploration/ feasibility	926	5,450	6,318	20,424
Libertad Mine, exploration	567	1,219	4,656	6,712
Limon Mine, exploration	610	1,161	4,072	4,645
Trebol/Pavon	65	406	417	2,552
Calibre joint operation (Primavera)	354	1,698	1,330	5,376
Radius joint operation (San Jose)	87	-	1,123	-
Mocoa	77	748	596	3,607
Cebollati	-	1,475	425	3,091
Other	525	-	863	808

	5,527	12,157	28,222	47,215

Libertad Mine

            The 2013 exploration campaign at La Libertad Mine focused largely on mine related drill testing of potential underground targets below the Mojon open pit, Jabali Antenna and the Santa Maria open pit.

            At Mojon, a total of 13 holes were drilled for 3,422 metres on three main underground areas below the current resource pit, and these will be followed up with definition programs during 2014. The Western shoot received the most drilling (six holes) and highlights of this drilling is hole MJ13-053 with 4.78 g/t gold over 3.0 metres true width. This shoot is approximately 200 metres wide. The Central shoot was tested with four holes and highlights from this drilling are holes MJ13-061 with 9.71 g/t gold over 4.5 metres true width and MJ13-057 with 3.29 g/t gold over 4.5 metres true width. The Eastern shoot was only drill tested with one hole.

            At Jabali Antenna, a similar program was initiated with a total of 10 holes drilled for 3,104 metres. The target for this program was the down plunge extension of the main Antenna shoot where historical drilling and underground exploitation indicated the potential for good grades. The highlights of this drilling program are holes JB13-418 with 103.8 g/t gold over 1.5 metres true width, JB13-418 with 10.67 g/t gold over 3.1 metres true width just 7 metres deeper and JB13-410 with 5.72 g/t gold over 5.89 metres true width.

            A four hole, 466 metre, drill program was completed at the Santa Maria open pit. The highlight of this program is hole SM13-008, which returned 95.31 g/t gold over 3.4 metres. The purpose of this program was to define the eastern boundary of the pit.

            Regionally, there were numerous evaluations completed. Surface and small underground samples indicated the potential for relatively narrow, high grade structures and a five hole, 413 metre, drill program was completed late in the year over approximately 400 metre strike length of the vein. Highlights from this drill program are holes CV13-002 with 9.51 g/t gold (capped at 25 g/t gold) over 4.4 metres down hole interval and CV13-004 with 5.78 g/t gold over 5.78 metres down hole interval. These results will be followed up with additional drilling in 2014.

            The Libertad exploration budget for 2014 is approximately $4.3 million for a total of approximately 10,500 metres of planned drilling. The program includes resource drilling on the Mojon high grade underground targets and continued exploration on a number of regional targets. The focus of this year’s exploration drilling is directed towards mainly brownfields drilling and evaluation of regional targets in the search for more open pit feed for the mill.

Limon Mine

            The 2013 exploration program at the Limon Mine focused largely on mine related resource infill drilling of the Pozo #5 shaft and evaluation drilling further south of the same Santa Pancha structure at Pozo #4 shaft. The Mercedes – Aparejo structure in the furthest north part of Santa Pancha was also tested. A total of 85 drill holes were completed for 15,102 metres with the bulk of the drilling on the Pozo #4 and #5 shaft programs.

            The infill drilling on Pozo #5 shaft was completed during the year and highlights of this are holes LIM-13-3751 with 17.98 g/t gold over 2.9 metres true width, LIM-13-3757 with 5.68 g/t gold over 3.55 true width, LIM-13-3765 with 12.94 g/t gold over 2.2 metres true width, LIM-13-3783 with 14.17 g/t gold over 6.9 metres true width, LIM-13-3785 with 10.19 g/t gold over 6.65 metres true width, LIM-13-3786 with 14.4 g/t gold over 5.3 metres true width and LIM-13-3787 with 5.06 g/t gold over 9.75 metres true width. The purpose of this drilling was to convert inferred to indicated resources by increasing the density of drilling throughout the approximately 450 metres of strike length.

            The Pozo #4 shaft drilling program was designed to be resource infill drilling of this area and highlights of this program are holes LIM-13-3752 with 6.36 g/t gold over 6.45 metres true width, LIM-13-3801 with 7.49 g/t gold over 6.8 metres true width, LIM-13-3804 with 8.78 g/t gold over 7.3 metres true width, LIM-13-3808 with 8.2 g/t gold over 4.45 metres true width and LIM-13-3810 with 10.58 g/t gold over 2.8 metres true width. This drilling covered approximately 300 metres of strike length.

            Additional drilling was completed over the Aparejo – Mercedes structure with 14 holes drilled on two parallel structures. The highlight of this program is hole LIM-13-3818 which returned 3.28 g/t gold over 0.95 metres true width. This program was designed to test for shallow, open pit targets.

            The regional focus of the exploration program was concentrated on near mine open pit targets as well as evaluating the best targets for drilling in 2014-2015.

            The 2014 Limon exploration budget is approximately $4.3 million to fund approximately 10,700 metres of drilling. The program includes infill drilling along the Santa Pancha Pozo 4 structure to sufficient drill spacing to allow preliminary mine planning, infill drilling areas of the Pozo 8-2-1 and some drilling on regional targets. Follow up of other interesting regional targets across the Limon claim area is also planned.

            Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

Masbate Mine

            The 2013 drill program comprising 26,902 metres has defined an extension to the previously mined Montana Vein, extending more than 850 metres northwest from the Montana open pit, extending the strike length of the Montana Vein to 1,300 metres. The extension is located 600 metres west of the Colorado pit along the main haulage road to the mill, and as a result will provide a closer, higher grade source of ore for the Masbate mill. The Montana Vein remains open at depth and additional drilling is planned for the second quarter of 2014.

            A new mineral resource estimate for the Montana Vein is currently underway and is expected to be released in the second quarter of 2014.

            Significant drill intersections from the 2013 drill program on the new Montana Vein extension include hole MONRC021 which intersected 9.5 metres true width (all drill intersections reported are true width) grading 27.73 g/t gold, MONRC092 which intersected 23.4 metres grading 7.31 g/t gold, MONRC070 which intersected 15.5 metres grading 7.41 g/t gold, MONRC093 which intersected 16.7 metres grading 5.63 g/t gold and MONRC053 which intersected 19.1 metres grading 4.65 g/t gold. The current average grade of the Masbate Mine reserves is 0.97 g/t gold.

            An aggressive 2014 exploration program totaling $6.2 million is underway with five diamond drill rigs currently working. The 2014 program will comprise metallurgical and reserve/resource drilling on numerous mine Veins including Montana, Main Vein, Libra East, Grandview, Colorado and Panique. Exploration drilling designed to outline new resources will be carried out on near mine Veins outside of the current reserve/resource such as the Grandview East area which is open east of hole GVRC027 which intersected 75 metres grading 0.91 g/t gold and the Pajo South extension where trenching has intersected up to 15 metres grading 1.04 g/t Au.

            In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource. B2Gold’s geologic team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

Otjikoto

             The 2013 Otjikoto Project drilling program, comprising 134 drill holes totaling 23,602.24 metres, was finished in late July and the majority of assay results have been returned. Drilling was focused on the recently discovered Wolfshag zone, situated immediately to the east and northeast of the planned open pit on the main Otjikoto deposit, where 80 holes totaling 20,920 metres were completed in 2013. An additional 21 holes were drilled as infill in the main Otjikoto pit area and adjacent to the Wolfshag zone, to aid in mine planning. Four holes were drilled for condemnation of the revised waste dump area and 29 shallow holes were completed for civil engineering studies.

            Drilling at Wolfshag concentrated on the northern 1 kilometre of the 1.6 kilometre long zone from section lines 7800N to 8800N. Drill holes were completed on 100 metres spaced sections and 25 metres spacing on section lines.

            Select significant results (uncapped) released on November 5, 2013 from the Wolfshag drilling include, from north to south:

  WH13-103 with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold;
  WH13-098 with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold;
  WH13-094 with 25.00 metres at 4.13 g/t gold; including 4.10 metres at 9.30 g/t gold;
  OT13-367 with 24.20 metres at 6.73 g/t gold, including 14.50 metres at 10.41 g/t gold;
  OT13-368 with 13.00 metres at 6.37 g/t gold; and,
  OT13-376 with 16.30 metres at 9.37 g/t, including 12.70 metres at 11.89 g/t gold.

            Drill hole WH13-103 represents the best hole to date in the northern most portion of the Wolfshag zone. Holes OT13-368 and OT13-376 are the first holes drilled on sections 7500N and 7300N, respectively, on the southern extension of the Wolfshag zone. OT13-367 was drilled 25 metres west of OT12-344 (27.10 metres at 2.05 g/t gold, including 6.55 metres at 5.19 g/t gold; see news release dated April 10, 2013) and returned 24.20 metres grading 6.73 g/t gold, including 14.50 metres grading 10.41 g/t gold. These holes on the southern extension of the Wolfshag zone will be followed up with additional drilling next year to potentially bring this portion of the zone into a mineral resource category.

            The drilling on the Wolfshag zone continues to return high grade gold over significant thicknesses in a series of en-echelon stacked, shallow easterly dipping mineralized shoots. The shoots plunge at 10 to 15 degrees to the southwest and have been traced to the south down plunge for 1,600 metres strike length. Mineralization consists of pyrite-magnetite-calcite in veins, steep tension gashes and replacement zones hosted within albitite + calcite + clay altered metasediments and marble lenses. The Wolfshag mineralized zone is bounded by folded, recrystallized and sheared marbles, the West and East marbles, within a sheared thrust ramp duplex. The highest grades occur in the western and central portion of the WA shoot, the uppermost mineralized shoot within the Wolfshag zone. The WA shoot ranges in thickness from 10 to 35 metres over widths of 70 to 110 metres. The WB shoot is situated 5 to 15 metres below the WA shoot and varies from 3 to 15 metres thickness over 50 to 75 metres width. Several additional stacked shoots occur below the WA and WB shoots but are not as well defined at the present.

            Historic hole OTG2, on section line 6800N, was deepened and intersected Wolfshag style mineralization, grading 9.55 metres at 1.69 g/t gold, including 2.45 metres at 5.62 g/t gold, starting at a depth of 695 metres below surface. This intersection, four hundred metres south of OT13-366B (11.00 metres at 6.04 g/t gold; see July 17, 2013 news release), indicates that the gold bearing mineralized system is still open at depth to the south and that there is potential to extend the Wolfshag zone to in excess of 2,000 metres.

            Several holes were drilled to follow up on zones of mineralization previously identified to the east of the Wolfshag zone. Hole WH13-121 intersected 1.50 metres grading 10.28 g/t gold in the up plunge extension of the WH41 zone, 125 metres east of the Wolfshag zone. The WH41 zone has now been traced in excess of 300 metres strike length. A new zone of veining was intersected in hole WH13-128, on section line 8900N, 300 metres to the east of the main Wolfshag zone. Abundant VG was present in an oxidized hematitic zone which returned 2.40 metres at 64.57 g/t gold starting at a depth of 63 metres. The significance of this new zone of mineralization is unknown at this time.

            The Company also announced an inferred resource estimate for the Wolfshag zone in January 2014. The newly discovered Wolfshag zone is a 1,600 kilometre long zone that is as close as 250 metres east of the Otjikoto deposit. The estimated inferred mineral resource for the Wolfshag zone is 6.8 million tonnes grading 3.2 g/t gold containing 703,000 ounces gold (on a 100% basis). The inferred mineral resource is reported within a $1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold.

            It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone once infill drilling has upgraded the resource to indicated next year.

            The 2014 Otjikoto exploration program is budgeted for $8 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone to increase the drilling density to 50 x 25 metres, and will further test the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Gramalote

            Prefeasibility and exploration work recommenced at the Gramalote project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2013 prefeasibility and exploration work on the Gramalote property include positive metallurgical test results showing in excess of 95% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource.

            The exploration strategy in 2013 was focused on infill and resource expansion drilling on Gramalote Central and Monjas West and on the conversion of prospective zones to inferred mineral resources, confirmation of the oxide ore cap on Gramalote Ridge with reverse circulation drilling and investigation of several low grade zones currently included in the inferred mineral resource.

            Both AngloGold’s and the Company’s surface exploration and drilling programs have successfully outlined a significant gold system and resource known as Gramalote Central extending over an area of more than one square kilometre centered about Gramalote Ridge. A total of 30,172 metres in 68 holes have been completed in the infill and resource expansion drill program on Gramalote Central resource area since October 2010 including 15,069 metres in 31 holes in 2013. The results to date of the drilling correlates well with the previous drilling on Gramalote Central and show the potential to increase the resource and 2013 results include up to 28.0 metres at 1.37 g/t gold and 50.0 metres at 1.00 g/t gold in hole GR-162, 22.0 metres at 1.60 g/t gold in hole GR-163, 110.00 metres at 0.78 g/t gold in hole GR-166, 36.0 metres at 1.02 g/t gold in hole GR-170, 26.0 metres at 3.23 g/t gold and 34.0 metres at 1.62 gold in hole GR-164, 232.0 metres at 0.71 g/t gold including 38.0 metres at 1.26 g/t gold in hole GR-172, 34.0 metres at 0.99 g/t gold in hole GR-174, 36.0 metres at 4.86 g/t gold in hole GR-175, 70.0 metres at 1.65 g/t gold in hole GR-179, and 38.0 metres at 1.22 g/t gold in hole GR-180. Infill and resource expansion drilling with two core rigs continues on Gramalote Central with the goal of increasing ounces in the resource and converting the resource from inferred into measured and indicated. In addition a total of 5,630 metres of reverse circulation drilling was completed in two areas in Gramalote Central as part of a grade control program designed to test the uniform conditioning resource model in a higher grade zone of Gramalote Central.

            On March 12, 2014, the Company announced positive results from the Preliminary Economic Assessment (“PEA”) for the Gramalote gold project in Colombia. The Gramalote property is a 51% AngloGold Ashanti Ltd. (“AngloGold Ashanti”) and 49% B2Gold joint venture with AngloGold Ashanti as the project manager. Gramalote is located 230 kilometres northwest of Bogota and 80 kilometres northeast of Medellin in central Colombia.

            At current gold price levels, the Gramalote Project economics are positive but at this time do not move the project to the top of the Company’s priority list for continued development towards a Feasibility Study. The JV partners have agreed on a work program for 2014 that advances the Environmental Impact Study so it can be formally submitted to the Colombian regulators by the second quarter of 2014 which is the key to advancing the permitting process. The project will be reviewed again in the fourth quarter of 2014 to determine if moving to a Feasibility Study is warranted at that time.

Calibre Joint Venture

            The 2013 campaign focused on evaluating the potential across the region with mapping and sampling of the remaining target areas on both the main Primavera concession and an area to the north called Minnesota.

            At Primavera, no obvious drill targets were generated during the regional program. However, the main Primavera area was re-evaluated with a comprehensive stratigraphic mapping and pit sampling campaign to determine the best drill target for the faulted portion of the mineralization.

            The Minnesota area lies approximately 18 kilometres NNW of Primavera and was the focus of an early campaign by Calibre Mining. The area appears to be Gramalote style, intrusive hosted target with a strong NE-SW structural control. Abundant small miner activity and a coherent gold – copper – molybdenum soil anomaly encouraged a return to the area and though a lot remains to be done, the deep pitting and weathered bedrock sampling campaign along with some trenching of the local small miner workings has returned grab samples with good gold values and trenching up to 3.7 g/t gold over 10.5 metres. Current 2014 activity is focused on determining the thickness of the mineralized structure, the structural controls on mineralization and the potential for grade continuity across the area using long trenches.

            The 2014 exploration program for Primavera/Minnesota has a budget of approximately $1.2 million, which will fund detailed mapping and trenching as well as structural study and a detailed geological interpretation.

            On September 9, 2013, the Company and Calibre entered into a joint operation agreement (the “JV Agreement”), which superseded the letter agreement between the parties dated April 24, 2013 (the “Letter Agreement”), to govern the joint operation between the parties with respect to the operations at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while the Company has a 51% interest and is the project operator. Under the terms of the JV Agreement, the Company was granted an option to earn an additional 19% interest in and to the project, for a total interest of 70%, by spending Cdn.$6 million in additional project expenditures on or prior to April 24, 2016. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the JV Agreement.

            In conjunction with the Letter Agreement, Calibre applied to the TSX Venture Exchange (the “Exchange”) to approve amendments to the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non-brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of Calibre until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants were amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

Cebollati

            The Company is currently evaluating a number of options for the Cebollati property including potential joint ventures with other parties. In the third quarter of 2013, the Company made a decision not to continue exploring the Cebollati property. As a result, the carrying value of the Cebollati property was written off in the amount of $9.6 million.

Mocoa

            At the 100% owned Mocoa copper molybdenum (“Cu-Mo”) deposit the Company carried out detailed surface mapping and geochemistry in the north and northeast extensions of the deposit area. Mapping has shown porphyry-style alteration (phyllic) and mineralization (up to 5% pyrite and local chalcopyrite and secondary copper minerals) in volcanics and dacite porphyry in a roughly 2.5 by 2.5 km area centered over the main resource area.

            Work in 2012 included drilling two diamond drill holes totaling 1,351.3 metres in the main zone and surface mapping and geochemical sampling of the entire 11,391 hectare property.

            It was the first drilling since 2008 when the Company drilled 5,123 metres and was successful to confirm previous drilling and expand copper-molybdenum mineralization to the north. The limited amount of infill drilling conducted by the Company in 2008 showed a good degree of continuity of mineralization. The step out holes drilled to the north and northeast as part of the 2008 drill program indicate the Mocoa Cu-Mo mineralization remains open to the north, northeast and to depth.

            The 2012 hole MC12DH041/41A was a step-out 150 metres to the north of 2008 drilling and was successful in showing the Cu-Mo mineralization continued further to the north and northeast. This hole cored good copper and lesser molybdenum mineralization in potassic-altered dacite porphyry and volcanics with assays returning 387.5 metres at 0.48% Cu and 0.015% Mo from 616 metres to the end of the hole at 1,003.5 metres including 272.5 metres at 0.58% Cu and 0.017% Mo from 731 metres to 1,003.5 metres. The deposit remains open to the north, northeast and to depth.

CRITICAL ACCOUNTING ESTIMATES

            Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements as at December 31, 2013. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Review of long-lived asset and goodwill carrying values and impairment charges;
  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions;
  Deferred income taxes; and
  Fair values of assets and liabilities acquired in business combinations.

Review of long-lived asset and goodwill carrying values and impairment charges

            Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. Calculating the estimated fair values of cash generating units (“CGU”) for non-current asset impairment tests and CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in its life-of-mine (“LOM”) plans, future metal prices, foreign exchange rates, net asset value (“NAV”) multiples, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

            At December 31, 2013, the entire carrying amount of the Company’s goodwill of $202.1 million related to its Masbate Mine, acquired on January 16, 2013. Goodwill was assessed for impairment in the fourth quarter of 2013. Key assumptions used for impairment testing were:

- Gold price	$1,350/ounce
- Silver price	$20/ounce
- Discount rate	5% - 7%
- NAV multiple	1.1

            Based on the goodwill impairment test performed, the Company concluded that the goodwill was not impaired.

Ore reserve and resource estimates

            Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

            The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions

            The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2041. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes

            The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

            Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Fair values of assets and liabilities acquired in business combinations

            In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgments and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

            In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

RECENT ACCOUNTING PRONOUNCEMENTS

Consolidated Financial Statements – IFRS 10

            This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative consolidated financial statements.

Joint Arrangements – IFRS 11

            This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

            Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

            Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

            This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with a Company’s interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its consolidated financial statements.

Fair value measurement – IFRS 13

            This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required disclosures.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

            This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its consolidated financial statements.

RISKS AND UNCERTAINTIES

            The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” document attached to the Company’s Material Change Report filed on SEDAR at www.sedar.com on August 23, 2013, and filed as Form 6-K with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.html on August 23, 2013. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, including but not limited to the risks set forth below, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

            Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

            The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

            There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

            The Company’s production activities are currently conducted in Nicaragua and the Philippines and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

            The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Burkina Faso, Nicaragua, Philippines and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Burkina Faso, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

            Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

            The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

            The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

            The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

            Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

            The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewelry demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

            The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Currency Risks

            The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Philippine pesos (commencing January 16, 2013), Colombian pesos, Namibian dollars and Burkina Faso francs (commencing December 20, 2013). As the exchange rates between the Canadian dollar, Philippine peso, Colombian peso, Namibian dollar and Burkina Faso francs fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The Nicaraguan córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

Environmental Compliance

            The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

            The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

            Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Regulations in the Philippines

            The Philippines Constitution provides that all natural resources are owned by the State which may enter into a co-production, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens.

            Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, amongst others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalises the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that, before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

            The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or governing bodies of corporations or associations engaged in partially nationalized activities in proportion to their allowable participation or share in the capital of such entities. Although the Company believes its structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged.

INTERNAL CONTROLS

Management report on internal control over financial reporting

            National Instrument 52-109 requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company has continued to use the "Internal Control - Integrated Framework (1992)" published by the Commission of Sponsoring Organizations of the Treadway Commission (COSO) as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by this MD&A and the accompanying consolidated financial statements and have concluded that these controls and procedures are effective. As a company newly reporting with the U.S. Securities and Exchange Commission (the “SEC”), the Company is not yet subject to the requirement to provide a report on the effectiveness of its internal control over financial reporting within the meaning of the U.S. Securities Exchange Act of 1934, as amended, and the rules adopted by the SEC thereunder (collectively, the “U.S. Exchange Act”).

Changes in internal control over financial reporting

            National Instrument 52-109 also requires public companies in Canada to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. There were no changes in ICFR during the quarter or year ended December 31, 2013 that materially affected or are reasonably likely to materially affect the Company’s ICFR. In addition, the U.S. Exchange Act requires the Company to disclose any change in ICFR, within the meaning of the U.S. Exchange Act, that has occurred during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR within the meaning the U.S. Exchange Act. There were no such changes.

Disclosure controls and procedures

            The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Exchange Act and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO have evaluated the Company’s disclosure control procedures as of December 31, 2013 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The CEO and CFO have concluded that as at December 31, 2013 the Company’s disclosure control procedures were effective.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

            ‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

            Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. Set forth in the table below is a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)

	2013	2012	2013	2012

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	66,341	22,506	261,896	89,504

Inventory sales adjustment	1,050	4,254	(12,349)	3,111

Cash operating costs	67,391	26,760	249,547	92,615

Royalties and production taxes per consolidated financial statements	4,147	2,366	16,706	8,503

Total cash costs	71,538	29,126	266,253	101,118

Gold production (in ounces)	105,577	44,324	366,313	157,885

Cash operating costs per ounce of gold production ($/ounce)	638	604	681	587

Total cash costs per ounce of gold production ($/ounce)	678	657	727	640

Adjusted net income

            Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

            A reconciliation of adjusted net income to net income is set out in the table below.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)

	2013	2012	2013	2012

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income for the period	26,220	10,948	67,303	51,907
Adjustments:
Gain on sale of Brucejack royalty	-	-	(44,496)	-
Inventory fair value adjustments on CGA acquisition	-	-	32,869	-
Amortization of deferred revenue	(9,254)	-	(37,404)	-
Gain on fair value of convertible notes	(14,182)	-	(22,815)	-
Write-down of long-term investments	2,071	-	20,552	-
Share-based payments	4,687	2,881	18,328	16,635
Convertible notes transaction costs	657	-	9,683	-
Write-off of mineral property interests	-	1,512	9,564	1,512
CGA acquisition costs	-	1,059	5,859	1,556
Foreign exchange losses	3,092	627	4,748	479
Deferred income tax (recovery)/expense	(6,575)	615	(3,097)	7,510
Unrealized (gains)/losses on derivative instruments	(3,005)	367	2,660	149

Adjusted net income	3,711	18,009	63,754	79,748

Basic weighted average number of common shares outstanding (in thousands)	651,005	389,725	636,130	384,733

Adjusted net income per share – basic ($/share)	0.01	0.05	0.10	0.21

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	2013	2013	2013	2013	2012	2012	2012	2012

Gold revenue ($ in thousands)	138,054	128,730	122,635	154,853	70,783	67,065	57,330	63,873

Gold sold (ounces)	106,185	93,429	86,239	95,042	41,627	39,668	35,860	37,853

Average realized gold price ($/ ounce)	1,300	1,378	1,422	1,629	1,700	1,691	1,599	1,687

Gold produced (ounces)	105,577	98,992	82,083	79,661	44,324	42,156	36,803	34,602

Cash operating costs ($/ ounce gold)	638	653	732	722	604	571	583	587

Total cash costs ($/ ounce gold)	678	698	782	771	657	624	601	680

Net income for the period (1) ($ in thousands)	26,220	7,949	33,071	63	10,948	14,476	11,937	14,546

Earnings per share (1) – basic ($)	0.04	0.01	0.05	0.00	0.03	0.04	0.03	0.04

Earnings per share (1) – diluted ($)	0.02	0.00	0.05	0.00	0.03	0.04	0.03	0.04

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	35,703	31,951	31,546	45,143	31,124	28,418	27,791	27,066

(1) Attributable to the shareholders of the Company.

            Quarterly gold revenue increased significantly in 2013, as a result of higher gold production from the Company’s newly acquired Masbate Mine on January 16, 2013 as well as increased production from its Nicaraguan operations.

OUTLOOK

            The Company is projecting another record year for gold production in 2014. Company-wide production in 2014 from the Masbate, La Libertad and Limon Mines is expected to be in the range of 395,000 to 420,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (a similar range as in 2013).

            With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 555,000 ounces, based on current assumptions. The potential addition of production from the recently acquired Kiaka Project could add an additional 200,000 ounces of annual gold production in the future.

            Capital invested in 2013 to expand throughput and improve recoveries at both the Libertad and Limon mine sites will continue to benefit future periods. The Masbate Mine expansion study is expected to be completed by the third quarter of 2014, enabling us to make an expansion decision soon thereafter. An Otjikoto expansion study has already been completed with expansion at that facility planned for 2015. In all cases, operations continue to benefit from B2Gold’s ongoing exploration successes and experienced construction and operations teams. Having the same teams complete the construction of successive mines and review the operating effectiveness and efficiencies at each site affords B2Gold a unique opportunity to benefit from shared knowledge and experience. This has manifested itself most significantly in our ability to meet or exceed our production and operating cash costs guidance in each of the last three fiscal years. Training and empowerment of local mine site workers remains a core part of B2Gold’s operating philosophy and approach, resulting in minimal staff turnover at all levels and effective local control of operations, supplemented by our centralized team of experienced executives.

            The Company continues its growth in financial performance with cash from operations of $144.3 million in 2013 compared to $114.4 million in 2012, despite lower gold prices. Total liquidity available at December 31, 2013 was approximately $383 million consisting of cash of $252.7 million, $100 million available for drawdown under the Company’s Senior Credit Facility and $30 million available under the equipment finance lease with CAT Financial.

            In light of the significant decline in gold price experienced in 2013, the Company has modified its capital and exploration expenditures program for 2014. However, the Company continues to prioritize maximizing strong operating and financial performance, controlling costs, while remaining focused on developing its growth projects, funding them partly from cash from operations and keeping debt at manageable levels. Exploration will focus primarily on mine site and brownfields exploration.

Growth Strategy

            Clearly B2Gold’s strategy of growth through accretive acquisitions and exploration success to date speaks for itself. Over the last six years, the acquisitions of Central Sun Mining Inc. (the Nicaraguan mines), Auryx Gold Corp. (the Otjikoto Project, Namibia) and CGA Mining Limited (the Masbate Mine, Philippines) have seen the Company grow annual production dramatically. The acquisition of Volta Resources Inc. (the Kiaka Project, Burkina Faso), offers the potential for significant additional production growth.

            Due to its strong cash position and cash flow from operations, the Company is fully funded to complete its mine site capital expenditures, exploration, and the construction of the Otjikoto mine, and finish 2014 with a strong cash balance. In 2015, the Company’s cash from operations will increase significantly due to gold production from the Otjikoto mine.

            Looking ahead, B2Gold will continue to focus on accretive acquisitions and exploration for continued growth. With a proven technical team, strong financial position and access to capital, the Company is well positioned to utilize its model of growth to continue building a profitable, growth oriented, sustainable intermediate gold producer.

OUTSTANDING SHARE DATA

            At March 12, 2014 there were 675,739,204 common shares outstanding. In addition, there were approximately 39 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$12.67 per share and 3 million RSU. More information is disclosed in Note 15 of the Company’s December 31, 2013 audited consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

            This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial), global prices for gold, changes in currency exchange rates and business prospects (including the accuracy of estimated mineral reserves and resources, metallurgical recoveries and operating costs, the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis and the document entitled “Risk Factors”, attached to the Company’s Material Change Report filed on SEDAR on August 23, 2013, and filed as Form 6-K on EDGAR on August 23, 2013. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

            For a more comprehensive discussion of the risks faced by the Company, refer to the document entitled “Risk Factors,” attached to the Company’s Material Change Report filed on SEDAR at www.sedar.com on August 23, 2013, and filed as Form 6-K with the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov/edgar.html on August 23, 2013.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

            This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects that are considered material to the issuer. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

            In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures.

            In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.